SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

January 13, 2006

Mail Stop 3561

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Howard Baik; David Mittleman

Re:

Great American Family Parks, Inc.

   Amendment No. 3 to Registration Statement on Form SB-2

   Filed December 23, 2005

   File No. 333-127199

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in: (i) the comment letter of January 4, 2006 relating to the Registration Statement on Form SB-2 of Great American Family Parks, Inc. (“Great American” or the "Company") and (ii) recent telephone conversations with us. On behalf of the Company, we respond as follows:

General

1.

While noting your response to comment 1 in our letter dated September 2, 2005, we disagree with your analysis in part C of your response. We therefore reissue the third bullet of comment 1 in our letter dated September 2, 2005.

Response:

The Company respectfully continues to maintain that the July Stock Report issued by OTC Financial Network does not constitute publication of information and statements made in advance of a proposed financing that has the effect of arousing public interest in the issuer or its securities in violation of the Securities Act. Rather, since the Company is not a reporting Company under the Securities Exchange Act of 1934, the Company issued the July Report as a means to provide the Company’s shareholders and the public with information about the Company and developments in the Company's business. Moreover, the July Stock Report was consistent with prior Company practice whereby it had issued reports from time to time, similar in nature to the July Report, with information about the Company and its business. Finally, as indicated in prior responses, the Company believes that the Stock Report is consistent with the information contained in the registration statement.

Notwithstanding the foregoing, in response to the continuing concern raised by the Staff of the Commission, the Company instructed National Financial Communications Network to remove the Stock Report from the OTC Financial Network website that they operate. As a result, the Stock Report was removed as of January 3, 2006. In addition, the Company has removed National Financial Communications Network as a selling stockholder from the Company's registration statement. Finally, the Company has sent a cease and desist letter to Pentony Enterprises (i) demanding that they remove the communication regarding the Company from the StockGuru.com website, (ii) informing them that they inappropriately received free trading shares as discussed in the response to comment 2 below), and (iii) requesting that they return such shares to the Company’s transfer agent so that they may be affixed with the appropriate legend.

2.

We also note a profile about you on www.stockguru.com. That communication is nearly identical to the stock report generated by OTC Financial Network. The www.stockguru.com company profile communication, however, contains the following disclaimer: “Pentony Enterprises LLC was compensated 15,000 free trading shares from a non-controlling third party for profile coverage.” We therefore reissue all of comment 1 in our letter dated September 2, 2005 with respect to the communication made by Pentony Enterprises LLC on www.stockguru.com. In addition, please tell us what the reference to “15,000 free trading shares” relates given that you have not yet had your initial public offering.

Response:

The Company has certified to us that neither the Company or any of its affiliates or selling stockholders or their affiliates contributed to the fees paid to Pentony Enterprises LLC or had any other arrangement with respect to the StockGuru.com communication. Rather, National Financial Communications Network, without the Company’s knowledge, engaged the services of Pentony Enterprises for the purposes of issuing the report and provided compensation to Pentony in the form of shares of common stock of the Company. Accordingly, the Company had no knowledge of the StockGuru.com profile coverage prior to its publication. Indeed, the Company first learned of the StockGuru.com communication when it was announced by StockGuru in a press release dated December 2. Finally, the Company has certified that, at all times, there has been no affiliation between the Company and StockGuru.com or Pentony Enterprises LLC.

In addition, as stated above, the Company has sent a communication to Pentony Enterprises requesting that removal of the communication regarding the Company from the StockGuru.com website.

In response to your comment regarding the 15,000 shares of the Company received by Pentony Enterprises, the Company has researched the circumstances surrounding the receipt of the shares by Pentony Enterprises and has determined the following:

•

The 15,000 shares were apparently transferred to Pentony Enterprises by National Financial Communications Network;

•

Prior to the shares having been transferred by National Financial Communications Network, the restrictive legend required by the 1933 Securities Act was inappropriately removed from the certificate. As a result, the certificate was inappropriately deemed to be free trading even though the shares should have continued to be restricted pursuant to Rule 144 of the 1933 Securities Act. Accordingly, based upon this information, the Company has added a risk factor to the registration statement describing the potential liability that could result from the legend on the certificate having been incorrectly removed.

Cover Page

3.

We note your response to comment 2 in our letter dated December 20, 2005 and your revision in the fourth full paragraph of this cover page. However, the second sentence of the first full paragraph is contrary to that new fourth paragraph. Please revise.

Response:

   The registration statement has been revised accordingly.

Undertaking, page 108

  4.

We reissue comment 7 in our letter dated December 20, 2005. Although you have provided the under taking specified in Item 512(a)(4) of Regulation S-B, you still have not provided the undertaking required by Item 512(g).

   Response:

    The registration statement has been revised accordingly.

Please be advised that Amendment No. 4 to the Company’s registration statement on Form SB-2 has been filed concurrently with this letter. Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.

Very Truly Yours,

/s/ Richard A. Friedman

Richard A. Friedman

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